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Founder and CEO at Trustwire

Gaithersburg, Maryland

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Trustwire

The Johns Hopkins University

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500+ connections

Hugh is a cybersecurity technologist, a leader, and an entrepreneur who has worked in the cybersecurity and Internet freedom fields for over 16 years. Throughout his professional career, he has led some highly competitive teams to implement many successful technology solutions for NGO'...

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Articles & activity

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Looking into Michael Cohen's Battle: a Digital...

Hugh Hall
Published on LinkedIn

Last year, the number of U.S. data breach incidents hit a new record high of 1,579 breaches, highlighting how important part of business data security is. While all companies that p ...see more

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Cyber threats are real for law firms, and Trustwire can help you to...

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Thank you, Ahmed!

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Congratulations!

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Experience

CEO

Trustwire

May 2016 – Present · 2 yrs 8 mos
Gaithersburg, Maryland

All Internet user deserves the best security but, up until now, only the tech-savvy ones had access to true security when it comes to sharing important files online. That was why Hugh and other founders invested hundreds of thousands of dollars and spent countless hours to create Trustwire, a truly secure and incredibly simple tool for you to share your most important files.

While other cloud storage and file sharing services have full access to your files and can analyze the contents to learn a lot about you or your business, Trustwire brings strong end-to-end encryptions to all users so that ONLY YOU can access your files. The f... See more

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Multiple Ventures
Jun 1993 – Present · 25 yrs 7 mos
Maryland

Starting and managing multiple successful businesses range from retail to technology.

Chief Technology Officer

DareLab

May 2012 – May 2016 · 4 yrs 1 mo
Gaithersburg, Maryland, USA

DareLab provides cybersecurity consulting and solutions to businesses. Hugh led the company to develop new technologies that generated multi-million dollars in sales and helped secure the communication for millions of users worldwide. Hugh also formed a core R&D team that consisted of top technologists and researchers from around the world. The te... See more

Senior Software Engineer

Cambridge Associates

Nov 2008 – Apr 2012 · 3 yrs 6 mos
Arlington, Virginia, USA

Cambridge Associates is an investment firm based in Boston, Massachusetts. Hugh was responsible for the development and architectural designs of several core investment software products using the latest technologies. With Hugh's cybersecurity background, he contributed significantly to designing some highly secure and robust software systems for the company.

Telecommunications Specialist

Broadcasting Board of Governors

Jun 2002 – Nov 2008 · 6 yrs 6 mos
Washington D.C., USA

Broadcasting Board of Government (BBG) is the governing body for many news media organizations such as Voice of America, Radio Free Asia, Radio Martí, Radio Free Europe, etc. Hugh was a member of the core team for developing, assessing, and managing Internet security and Internet freedom projects. The sensitive nature of such projects requi... See more

Education

The Johns Hopkins University

MS, Information & Telecommunication Systems
2008

The Johns Hopkins University

MBA, Information Systems Management
2008

Massachusetts Institute of Technology

MS in Electrical Engineering and Computer Science
1999

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